Exhibit 99.3

Description of Agreements Relating to the Acquisition of SST& NJ

The following is a brief summary of the agreements relating to the acquisition of CEEG (Shanghai) Solar Science & Technology Co., Ltd. (“SST”) and CEEG (Nan Jing) New Energy Co., Ltd.(“NJ”). This summary does not purport to be complete and is qualified in its entirety by reference to the share transfer agreements filed herewith.

Share Transfer Agreement of SST

On March 15, 2010, China Sunergy (Nanjing) Co., Ltd.(“CSUN Nanjing”), a wholly owned PRC subsidiary of China Sunergy Co., Ltd., entered into a share transfer agreement with China Electric Equipment Group Co., Ltd. (“CEEG”) and Sundex Holdings Limited (“Sundex”) (together the “Sellers”) to acquire 100% of the shares in SST at a total consideration of RMB 200 million (approximately USD29.5million) in cash.

The consideration is payable by CSUN Nanjing to the Sellers in the manner as follows:

First payment: RMB 40 million (approximately USD 5.9 million) shall be payable by CSUN Nanjing to the Sellers within five working days from the execution of the share transfer agreement;

Second payment: RMB 120 million (approximately USD 17.6 million) representing 60% of the total consideration shall be payable by CSUN Nanjing to the Sellers within four working days after the condition precedents are fulfilled, which include the parties obtaining the approval from the competent government authority; the accuracy of the parties’ representations and warranties; the performance by the parties of their obligations in the share transfer agreement; and absence of a material adverse change in the business of SST, etc.; and

Third payment: the remaining balance of the consideration shall be payable by CSUN Nanjing to the Sellers on the date of the issuance of the new business license by Shanghai Administration of Industry and Commerce.

Share Transfer Agreement of NJ

On the same day, CSUN Nanjing, entered into the other share transfer agreement with the same Sellers, namely CEEG and Sundex, to acquire 100% of the shares in NJ at a total consideration of RMB 120 million (approximately USD 17.6 million) in cash.

The term of payment is similar to the share transfer agreement of SST. The consideration is payable by CSUN Nanjing to the Sellers in the manner as follows:

First payment: RMB 24 million (approximately USD 3.5 million) shall be payable by CSUN Nanjing to the Sellers within five working days from the execution of the share transfer agreement;

Second payment: RMB 72 million (approximately USD 10.6 million) representing 60% of the total consideration shall be payable by CSUN Nanjing to the Sellers within four working days after the condition precedents are fulfilled, which include the parties obtaining the approval from the competent government authority; the accuracy of the parties’ representations and warranties; the performance by the parties of their obligations in the share transfer agreement; and absence of a material adverse change in the business of NJ, etc.; and

Third payment: remaining balance of the consideration shall be payable by the CSUN Nanjing to the Sellers on the date of the issuance of the new business license by Nanjing Administration of Industry and Commerce.